LiveWire Group, Inc.

3700 West Juneau Avenue

Milwaukee, WI 53208

December 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Patrick Fullem and Jennifer Angelini

Re:	LiveWire Group, Inc.
Registration Statement on Form S-1 (As Amended)
File No. 333-268003

To the addressees set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of LiveWire Group, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on December 16, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ryan Maierson at (713) 546-7420 or, in his absence, Shawn Quinn at (212) 906-4685.

Thank you for your assistance in this matter.

Very truly yours,

LIVEWIRE GROUP, INC.

By:	/s/ Amanda Parker
Amanda Parker
Chief Legal Officer

cc:	Jochen Zeitz, LiveWire Group, Inc.
Ryan Maierson, Latham & Watkins LLP
Jason Morelli, Latham & Watkins LLP